

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

November 10, 2009

VIA U.S. MAIL AND FAX (510) 572-4442

Mr. Ernest E. Maddock
Senior Vice President and Chief Financial Officer
LAM Research Corporation
4650 Cushing Parkway
Fremont, California 94538

> **Re:** **LAM Research Corporation**
> **Form 10-K for the year ended June 28, 2009**
> **Filed August 27, 2009**
> **File No. 000-12933**

Dear Mr. Maddock:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

 Form 10-K for the year ended June 28, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 24

1.   We note that your fiscal year 2009 revenue has decreased by approximately 55% as
        compared to the previous year and that the decrease in 2009 revenue compared to 2008
        revenue was a result of "declines in customer demand, consistent with the deterioration in
        the general economic outlook…" In light of the significant decline in revenue for fiscal
        year 2009 as compared to the prior year, your MD&A disclosure appears broad and does
        not provide a thorough analysis that provides readers a view of the company through the
        eyes of management. When individual line items, disclosed in your statements of
        operations, significantly fluctuate in comparison to the comparable prior period, please
        quantify, and disclose the nature of each item that caused the significant change. For
        example, please quantify each material factor (i.e. such as price changes and / or volume
        changes by type of product), disclose separately the effect on operations attributable to
        each factor causing the aggregate change from year to year and disclose the nature of or
        reason for each factor causing the aggregate change. The analysis should reveal
        underlying material causes of the factors described and any future impact on operating
        results. Please consider the use of tables when quantifying changes, with narrative
        discussions following the tables to explain the underlying business reasons for the
        changes. Please incorporate the above comment to all of the disclosures in the analysis of
        your results of operations in MD&A. As part of your response, please provide us with
        your proposed disclosure to include in future filings that addresses our concerns. See
        Item 303 of Regulation S-K and FR-72 for guidance.

Financial Statements, page 46

Note 13: Commitments, page 74

Operating Leases, page 75

2.   It appears from your disclosure that the "Operating Leases," which are further described
        in your disclosures on page 75 are first governed by a Construction Agreement entered
        into with regard to such properties and upon completion of construction of such
        properties the Company occupies these properties per the terms of the Operating Leases.
        In this regard, please tell us how you considered EITF 97-10, in determining if your
        involvement with the construction of such properties required you to be considered the
        owner of the properties during the construction period. Please provide us your
        assessment under EITF 97-10 for each property covered by the Operating Leases, as
        further described on page 75.

3.   Additionally, please provide us with your analysis for each lease under the Operating
        Leases, as further described on page 75, which supports that these leases do not meet any
        of the criteria in paragraph 7 of SFAS No. 13.

4.   We note from your disclosure that you provide residual value guarantees to BNPPLC for
        the properties subject to the Operating Leases, which is no more than approximately
        $141.7 million, as further described on page 76. In this regard, please provide us with
        and revise your footnotes in future filings to disclose information as to the amount of
        guarantee liabilities accrued at the balance sheet date. If no such amounts exist, or they
        are immaterial, please state so. In addition, please provide us with and disclose in future
        filings an accounting policy that clearly and completely discloses the conditions when a
        residual value amount is recognized as a liability in the consolidated financial statements.

Warranties, page 78

5.   We see from your rollforward of warranty reserves that there have been significant
        changes during the year ended June 28, 2009, including an adjustment of $20.8 million
        for what you refer to as "expirations and change in liability for pre-existing warranties
        during the period" and a disproportionate year-over-year decrease in "warranties issued
        during the period" as compared to the year-over-year decrease in 2009 total revenue. In
        this regard, please explain to us the nature and specific timing of events or circumstances
        that occurred during your fiscal year ended 2009 that resulted in the abovementioned
        significant changes and how you determined the impact of such changes.

Note 16: Goodwill and Intangible Assets, page 84

6.   We see you indicate that "a combination of factors, including the current economic
        environment, a sustained decline in [your] market valuation and a decline in [your]
        operating results were indicators of possible impairment of the Company's goodwill" so
        you performed an analysis during the quarter ended March 29, 2009 and concluded that
        the fair value of the Clean Product Group had been reduced below its carrying value. As
        a result, you recorded an impairment charge of $ 96.3 million in fiscal 2009. Regarding
        your impairment analysis of goodwill, and in the interest of providing readers with better
        insight into management's judgments into accounting for goodwill and intangible assets,
        please tell us and revise your Critical Accounting Policies section of MD&A in future
        filings to disclose in more detail how you evaluate your goodwill for impairment. In this
        regard, please discuss the following:

        ·   For each reporting unit, tell us the percentage by which the fair value exceeded the
            carrying value as of the date of the most recent test;
        ·   How many reporting units you have identified and the amount of goodwill allocated
            to each reporting unit;
        ·   Each of the valuation methodologies used to value goodwill (if multiple approaches
            are used), including sufficient information to enable a reader to understand how each

of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses;

· Tell us, when you are evaluating your individual reporting units for impairment, how you validate the reasonableness of the fair values determined. For example, tell us whether you received quoted market prices in active markets to validate the results in a discounted cash flow projection. In this regard, we note that FASB ASC 350-20-35 (paragraph 23 of SFAS 142) indicates that quoted market prices in active markets are the best evidence and should be used if available;

· A qualitative and quantitative description of the material assumptions used, how those assumptions were determined, and a sensitivity analysis of those assumptions based upon reasonably likely changes;

· Discussion of the degree of uncertainty associated with key assumptions;

· If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

·

7. In a related matter, please also tell us the last date you assessed your property, plant and equipment and intangible assets (excluding goodwill) for impairment. Also provide us with a summary of material relevant facts, assumptions, and estimates you considered in this impairment analysis on an individual asset group basis.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3212 if you have any questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Jeff Jaramillo
Accounting Branch Chief